Exhibit 99.1

Agria Subsidiary PGG Wrightson Acquires Strategic Interest in Uruguay

BEIJING, CHINA--(Marketwired - Jul 14, 2015) - Agria Corporation (NYSE: GRO) (the “Company” or “Agria”) today announced that its New Zealand-listed subsidiary, PGG Wrightson Limited (NZSE: PGW) (“PGW”), has signed an agreement to purchase fifty percent of the shares of Agrocentro Uruguay with a target settlement date of August 31, 2015. The transaction involves an upfront payment and a capped earn out component over the next three years based on the performance of the business.

Agrocentro Uruguay is a rural servicing company that was founded in eastern Uruguay in early 2007. It was established to provide agricultural sales, support and rural services to improve profitability for farmers. It has four different business units, consisting of retail and distribution of agricultural inputs, farming, logistics, and consulting. The business has approximately 120 staff, including 28 agronomists and veterinarians and a very proactive and skilled management team. Agrocentro Uruguay currently has eight retail branches located across Uruguay and is well positioned for further growth.

Agrocentro Uruguay is a regional pioneer in the development of advanced technology systems for meat production and forage-based seed production, and is also a market leader in sales of inputs and services. PGG Wrightson Seeds (“PGW Seeds”), a subsidiary of PGW, has been a key strategic partner and has supported Agrocentro Uruguay’s business since its inception, which has since achieved impressive growth. Agrocentro Uruguay is PGW Seeds’ largest customer in South America as well as its largest seed producer and is a vital seed processor for PGW Seeds.

Mr. Alan Lai, Executive Chairman of Agria and Chairman of the PGW Board commented, “It is a pleasure to announce this transaction as we continue to expand Agria’s global footprint in high growth markets such as South America.”

PGW’s Group General Manager of Seed & Grain, John McKenzie, said, “This investment makes good strategic sense for both parties. We have had a long standing and successful relationship and we understand the business. We have shared goals for the future and this alignment of interests positions the business favorably for future growth and compliments PGW’s existing South American operations very well.”

PGW’s Chief Executive, Mark Dewdney, commented, “The transaction presented PGW with the opportunity to consolidate the growth the business has experienced in South America while importantly also reconfiguring our operations for future growth. The transaction secures a strong position in retail distribution while also cementing a key strategic alliance. It aligns with our growth strategy for South America and also compliments the recent investment we have made in the construction of our new warehousing and logistics facilities in Montevideo.”

Mr. McKenzie noted, “Following settlement, PGW and Agrocentro Uruguay will continue operating as they do today, as two separate companies. However, the businesses will work together collaboratively to consolidate their operations where commercially sensible to provide better and more efficient service to farmers. We expect that this strengthening of our partnership will in time result in improved services, logistics, product development, technology transfer and new business opportunities that will help to develop and grow the Uruguayan agricultural sector.”

About Agria Corporation

Agria (NYSE: GRO) is a global agricultural company with three principal business segments: Seed and Grain; Crop Protection, Nutrients and Merchandise; and Rural Services. The Seed and Grain segment is engaged in research and development, production and sale of a broad range of seed products and trading of seed and grain products globally. The Crop Protection, Nutrients and Merchandise segment operates an extensive chain of retail stores that supply farm input materials. The Rural Services segment provides livestock trading, wool trading, irrigation and pumping, real estate agency and other agriservices. For more information about Agria Corporation, please visit www.agriacorp.com.

Safe Harbor Statement:

This announcement contains forward-looking statements. These statements, including the management’s commentary, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Agria may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Agria’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, those risks outlined in Agria’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this announcement unless otherwise stated and Agria does not undertake any obligation to update any forward-looking statement, except as required under applicable law.